Mail Stop 3561

July 28, 2006

Daniel T. Hendrix
President and Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road
Suite 2000
Atlanta, GA 30339

> **Re:** **Interface, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2006**
> **Filed March 17, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 2, 2006**
> **Filed May 12, 2006**
> **File No. 0-11399**

Dear Mr. Hendrix:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief